Smurfit-Stone Container Corporation Six City Place Drive Creve Coeur, Missouri 63141 314-656-5300

May 6, 2009

Correspondence Filing via EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Smurfit-Stone Container Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
File No. 0-23876

Dear Mr. Reynolds:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are supplementing our letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2009 with respect to the above-referenced filing.  Specifically, the Company is responding to the Staff’s request for further clarification regarding actions taken to comply with the Staff’s request in Comment 1 as it relates to Exhibit 10.2 to the Form 8-K filed on March 2, 2009.  For your convenience, we have repeated the Commission’s Comment 1 below before our supplemental response.

General

1.                                      Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.  We direct your attention to Exhibit 10.1 to the Form 8-K filed January 30, 2009; Exhibits 10.1, 10.2 and 10.3 to the Form 8-K filed March 2, 2009; and Exhibit 10.1(a) to the Form 10-K filed March 17, 2009.  In addition, please file validly executed agreements for Exhibit 10.1 to the Form 8-K filed January 30, 2009 and Exhibit 10.2 to the Form 8-K filed March 2, 2009.

Response:

The Company filed a Form 8-K with the Commission on March 2, 2009 including Exhibits 10.1, 10.2 and 10.3.  Exhibit 10.1 to the Form 8-K is the First Amendment to Credit Agreement and to Security and Pledge Agreement (the “First Amendment to Credit Agreement”), dated as of February 25, 2009, by and among the Company and certain of its affiliates, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian administrative agent and Canadian collateral agent, and the other financial institutions party thereto, as lenders (together, the “Parties”).

Exhibit 10.2 to the Form 8-K is the Amended and Restated Credit Agreement by and among the Parties.  We originally filed the Amended and Restated Credit Agreement as Exhibit 10.2 in order to separately designate such agreement.  However, the Amended and Restated Credit Agreement is not a stand-alone document, and was not separately executed by the parties.  Rather, it exists only as Exhibit A to the First Amendment to Credit Agreement.  As such, the Company filed a Form 8-K/A dated February 25, 2009 with the Commission on April 17, 2009, eliminating the reference to the Amended and Restated Credit Agreement as Exhibit 10.2 and filing it instead as Exhibit A to Exhibit 10.1, the First Amendment to Credit Agreement.

Because the Amended and Restated Credit Agreement was not separately executed by the Parties, the exhibits, schedules, annexes and all other attachments remain the same as those filed with the Credit Agreement dated as of January 28, 2009 by and among the Parties (the “Credit Agreement”).  The Credit Agreement was filed in its entirety, except for certain portions subject to confidential treatment, as Exhibit 10.1 to the Form 8-K/A dated January 26, 2009, filed with the Commission on April 17, 2009.  The Company separately filed a request for confidential treatment relating to such portions, along with the omitted material, with the Commission.  The Commission subsequently granted the Company’s request for confidential treatment on April 24, 2009.

In addition, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 656-5300.

Sincerely,

/s/ Charles A. Hinrichs
Charles A. Hinrichs
Senior Vice President and Chief Financial Officer

cc:	Cathey Baker/Securities and Exchange Commission
Pam Howell/Securities and Exchange Commission
Craig A. Hunt, Esq.